Exhibit 8.1

Subsidiaries of the Registrant

Legal Name of Subsidiary	Jurisdiction of Organization
Jeffs’ Brands Ltd.	Israel
Eventer Technologies Ltd.	Israel
Gix Internet Ltd.	Israel
Charging Robotics Ltd.	Israel